# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: X Financial, CIK 0001725033
CUSIP: 98372W103
Title of class of securities: Each ADS represents six Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 7-8F,BLOCK A,AEROSPACE SCIENCE&TECH PLZ, NO. 168 HAIDE THIRD AVENUE, NANSHAN DIST, SHENZHEN, China (F4), 518067
Date of event which requires filing of this statement: 06/11/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-19-008277
Filed by CIK 0001766659

## Reporting persons
- Dragon Destiny Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 11,812,500; shared voting power 0; sole dispositive power 11,812,500; shared dispositive power 0; aggregate amount beneficially owned 11,812,500 (4.66% of the class)
  Comment: (1) Represents 11,812,500Class A ordinary shares held by Dragon Destiny Limited, a British Virgin Islands company wholly owned by Chung Kiu Cheung.
  (2) Calculated based on 253,256,363 ordinary shares issued and outstanding as of March 31, 2025, being the sum of (i) 155,656,363 Class A ordinary shares and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.
- Chung Kiu Cheung: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 11,812,500; shared voting power 0; sole dispositive power 11,812,500; shared dispositive power 0; aggregate amount beneficially owned 11,812,500 (4.66% of the class)
  Comment: (1) Represents 11,812,500Class A ordinary shares held by Dragon Destiny Limited, a British Virgin Islands company wholly owned by Chung Kiu Cheung.
  (2) Calculated based on 253,256,363 ordinary shares issued and outstanding as of March 31, 2025, being the sum of (i) 155,656,363 Class A ordinary shares and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.

## Item 1. Issuer
Name of issuer: X Financial
Address of issuer's principal executive offices: 7-8F,BLOCK A,AEROSPACE SCIENCE&TECH PLZ, NO. 168 HAIDE THIRD AVENUE, NANSHAN DIST, SHENZHEN, F4, 518067

## Item 2. Person Filing
Name of person filing:
Dragon Destiny Limited

Chung Kiu Cheung

(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
Dragon Destiny Limited
33/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong

Chung Kiu Cheung
33/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong
Citizenship:
Dragon Destiny Limited: British Virgin Islands
Chung Kiu Cheung: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Dragon Destiny Limited: 11,812,500

Chung Kiu Cheung: 11,812,500
Percent of class:
Dragon Destiny Limited: 4.66%

Chung Kiu Cheung: 4.66%
Sole power to vote or to direct the vote:
Dragon Destiny Limited: 11,812,500

Chung Kiu Cheung: 11,812,500
Shared power to vote or to direct the vote:
Dragon Destiny Limited: 0

Chung Kiu Cheung: 0
Sole power to dispose or to direct the disposition:
Dragon Destiny Limited: 11,812,500

Chung Kiu Cheung: 11,812,500
Shared power to dispose or to direct the disposition:
Dragon Destiny Limited: 0

Chung Kiu Cheung: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Dragon Destiny Limited: /s/ Chung Kiu Cheung, Chung Kiu Cheung/ Director (06/23/2025)
- Chung Kiu Cheung: /s/ Chung Kiu Cheung, Chung Kiu Cheung (06/23/2025)